UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PROUROCARE MEDICAL, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

74373C107

(CUSIP Number)

Alexander Nazarenko
2277 West Highway 36
Suite 254
Roseville, MN  55113
(763) 591-5030

with a copy to:

Jonathan Van Horn
Dorsey & Whitney LLP
50 South Sixth Street, Suite 1500
Minneapolis, MN  55402
(612) 492-6134

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 10, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74373C107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Alexander Nazarenko

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 581,428(1)

	8.	Shared Voting Power 1,947,498

	9.	Sole Dispositive Power 581,428(1)

	10.	Shared Dispositive Power 1,947,498

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,528,926(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.4%

14.	Type of Reporting Person (See Instructions) IN

(1)             Includes a stock option to acquire 30,000 shares of common stock that is exercisable within 60 days at a price of $1.13 per share, and 255,000 shares of common stock which Mr. Nazarenko may purchase within 60 days at a price of $0.55 per share pursuant to the Stock Purchase Agreement, dated July 10, 2006 between Mr. Nazarenko and Profile, L.L.C.

CUSIP No. 74373C107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CS Medical Technologies, L.L.C. 41-1943734

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,947,498

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,947,498

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,947,498

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

CUSIP No. 74373C107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2N Company, L.L.C. 41-1835107

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Minnesota limited liability company

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,947,498

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,947,498

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,947,498

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.7%

14.	Type of Reporting Person (See Instructions) OO – Limited Liability Company

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, CUSIP 74373C107, of ProUroCare Medical, Inc., a Nevada corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is One Carlson Parkway, Suite 124, Plymouth, Minnesota 55447.

Item 2.	Identity and Background

(a)-(c)    This joint filing statement is being filed by Alexander Nazarenko, a citizen of the United States of America; CS Medical Technologies, L.L.C., a Delaware limited liability company (“CS Medical Technologies”); and 2N Company, L.L.C., a Minnesota limited liability company (“2N Company”).  Mr. Nazarenko, CS Medical Technologies, and 2N Company are each sometimes referred to as a Reporting Person and, collectively, referred to as Reporting Persons.

CS Medical Technologies is a developer of microwave treatment technology for prostate and cardiology treatments.  The principal business address of CS Medical Technologies is 2277 West Highway 36, Suite 254, Roseville, Minnesota 55113.

2N Company is a private investment and management company and is the sole member of CS Medical Technologies.  The principal business address of 2N Company is 2277 West Highway 36, Suite 254, Roseville, Minnesota 55113.

The principal employment of Mr. Nazarenko is Executive Vice President, American Phoenix, Inc., a processor of rubber for major tire companies.  The principal business address of American Phoenix, Inc. is 800 Wisconsin St. Unit 11, Eau Claire, Wisconsin 54703.  Mr. Nazarenko is also a manager of 2N Company and a managing officer of CS Medical Technologies.  Mr. Nazarenko owns 45% of the outstanding membership interests in 2N Company.

(d)-(e)    During the last five years, no Reporting Person, and to the best knowledge of the Reporting Persons, no director or executive officer of any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or has been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or other final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Nazarenko is a citizen of the United States of America. CS Medical Technologies is a Delaware limited liability company. 2N Company is a Minnesota limited liability company.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Nazarenko used personal funds to purchase the shares of Common Stock of the Issuer that he holds directly, and will use personal funds to purchase shares of Common Stock of the Issuer if he exercises his right to do so pursuant to the Stock Purchase Agreement, dated July 10, 2006 between Mr. Nazarenko and Profile, L.L.C. (the “Stock Purchase Agreement”) to purchase up to an additional 2,410,000 shares of Common Stock of the Issuer at an exercise price of $0.55 per share and/or the option pursuant to the Non-Employee Director Stock Option Agreement, dated April 19, 2002, between ProUroCare, Inc. and Alexander Nazarenko (the “Option Agreement”) to purchase 30,000 shares of Common Stock of the Issuer at an exercise price of $1.13 per share.

CS Medical Technologies acquired the shares of Common Stock of the Issuer held by it in exchange for all assets and rights associated with the minimally invasive microwave therapy developed by CS Medical Technologies.

Item 4.	Purpose of Transaction

All of the shares of Common Stock acquired by the Reporting Persons were acquired and are held for investment purposes.  Mr. Nazarenko is also a director of the Issuer and has served as a director since 2001.  Directors of the Issuer are elected annually by the stockholders of the Issuer.  At this time, it is Mr. Nazarenko’s intent to stand for re-election to the Issuer’s board of directors following the expiration of his current term.

Pursuant to the terms of the Stock Purchase Agreement, Mr. Nazarenko purchased 90,000 shares of Common Stock at a price $0.55 per share on July 10, 2006.  Under the terms of the Stock Purchase Agreement, Mr. Nazarenko may purchase up to an additional 2,410,000 shares of Common Stock from Profile, L.L.C. at a price of $0.55 per share in monthly closings between August 2006 and April 2007.  A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2.

Pursuant to the terms of the Option Agreement, Mr. Nazarenko has an option to purchase 30,000 shares of Common Stock at a price of $1.13 per share.  The option was originally granted by ProUroCare, Inc.  Pursuant to the terms of the April 5, 2004 merger of ProUroCare, Inc. with a wholly owned subsidiary of the Issuer, each share of common stock of ProUroCare, Inc. was converted into the right to receive three shares of the Issuer’s Common Stock.  A copy of the Option Agreement is attached hereto as Exhibit 3.

Other than as described above, none of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a),(b)    As of the close of business on July 12, 2006, Mr. Nazarenko beneficially owned 2,528,926 shares of Common Stock of the Issuer, constituting 17.4% of the shares outstanding.  Mr. Nazarenko has sole voting and dispositive power with respect to 581,428 shares, and shared voting and dispositive power with respect to 1,947,498 shares.

As of the close of business on July 12, 2006, CS Medical Technologies beneficially owned 1,947,498 shares of Common Stock of the Issuer, constituting 13.7% of the shares outstanding.  CS Medical Technologies shares voting and dispositive power with respect to all 1,947,498 shares beneficially owned by it.

As of the close of business on July 12, 2006, 2N Company beneficially owned 1,947,498 shares of Common Stock of the Issuer, constituting 13.7% of the shares outstanding. 2N Company shares voting and dispositive power with respect to all 1,947,498 shares beneficially owned by it.

The aggregate percentage of shares of Common Stock of the Issuer reported owned by each of the Reporting Persons herein is based upon 14,269,260 shares of Common Stock outstanding, which is the total number of shares of the Issuer’s Common Stock outstanding as of May 10, 2006 as reported in the Issuer’s Form 10-QSB filed on May 10, 2006.

(c) Except as described herein, in the past 60 days, none of the Reporting Persons have effected any transactions in respect to these shares of Common Stock.
(d), (e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On July 10, 2006, Mr. Nazarenko entered into the Stock Purchase Agreement.  Under the terms of the Stock Purchase Agreement, Mr. Nazarenko may purchase up to 2,410,000 shares of Common Stock from Profile, L.L.C. at a price of $0.55 per share in monthly closings between August 2006 and April 2007.  A copy of the Stock Purchase Agreement is attached hereto as Exhibit 2.

Mr. Nazarenko holds an option to purchase 30,000 shares of Common Stock of the Issuer at an exercise price of $1.13 per share, pursuant to the terms of the Option Agreement.  A copy of the option agreement is attached hereto as Exhibit 3.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 Joint Filing Agreement, dated July 12, 2006, between Alexander Nazarenko, CS Medical Technologies, L.L.C. and 2N Company, L.L.C.
Exhibit 2 Stock Purchase Agreement, dated July 10, 2006, between Profile, L.L.C. and Alexander Nazarenko
Exhibit 3 Non-Employee Director Stock Option Agreement, dated April 19, 2002, between ProUroCare, Inc. and Alexander Nazarenko

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2006

/s/ Alexander Nazarenko
Alexander Nazarenko

CS Medical Technologies, L.L.C.

/s/ Alexander Nazarenko
Alexander Nazarenko
Managing Member

2N Company, L.L.C.

/s/ Alexander Nazarenko
Alexander Nazarenko
Managing Manager

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated July 12, 2006, between Alexander Nazarenko, CS Medical Technologies, L.L.C. and 2N Company, L.L.C.

Exhibit 2	Stock Purchase Agreement, dated July 10, 2006, between Profile, L.L.C. and Alexander Nazarenko

Exhibit 3	Non-Employee Director Stock Option Agreement, dated April 19, 2002, between ProUroCare, Inc. and Alexander Nazarenko